Exhibit 99.1

Weibo Reports Fourth Quarter and Fiscal Year 2019 Unaudited Financial Results

BEIJING, China — February 26, 2020 — Weibo Corporation (“Weibo” or the “Company”) (NASDAQ: WB), a leading social media in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2019.

“We ended the year 2019 well as our community and business continue to grow,” said Gaofei Wang, CEO of Weibo. “Our user base and engagement grew robustly as we remained focused on improving user product and optimizing content consumption experience. On monetization, we are pleased with the solid growth from key accounts sector in 2019, underpinned by robust momentum in user traffic and our differentiated value proposition to brand advertisers. Entering into 2020, we will continue to build our ecosystem to enhance our core competitiveness. We will also focus on driving marketing value for our customers and diversifying monetization opportunities to achieve sustainable growth in future.” Mr. Wang concluded.

Fourth Quarter 2019 Highlights

•                  Net revenues were $468.1 million, a decrease of 3% year-over-year or 2% year-over-year on a constant currency basis [1].

•                  Advertising and marketing revenues were $405.9 million, a decrease of 3% year-over-year.

•                  Value-added service (“VAS”) revenues were $62.2 million, a decrease of 4% year-over-year.

•                  Net income attributable to Weibo was $95.1 million and diluted net income per share was $0.42.

•                  Non-GAAP net income attributable to Weibo was $176.5 million and non-GAAP diluted net income per share was $0.77.

•                  Monthly active users (“MAUs”) were 516 million in December 2019, a net addition of approximately 54 million users year-over-year. Mobile MAUs represented 94% of MAUs.

•                  Average daily active users (“DAUs”) were 222 million in December 2019, a net addition of approximately 22 million users year-over-year.

Fiscal Year 2019 Highlights

•                  Net revenues were $1.77 billion, an increase of 3% year-over-year or 7% year-over-year on a constant currency basis [2].

•                  Advertising and marketing revenues were $1.53 billion, an increase of 2% year-over-year.

•                  VAS revenues were $236.7 million, an increase of 8% year-over-year.

•                  Net income attributable to Weibo was $494.7 million and diluted net income per share was $2.18.

•                  Non-GAAP net income attributable to Weibo was $637.5 million and non-GAAP diluted net income per share was $2.78.

[1] On a constant currency (non-GAAP) basis, we assume that the exchange rate in the fourth quarter of 2019 had been the same as it was in the fourth quarter of 2018, or RMB 6.94=US$1.00.

[2] On a constant currency (non-GAAP) basis, we assume that the exchange rate of 2019 had been the same as 2018, or RMB 6.62=US$1.00.

Fourth Quarter 2019 Financial Results

For the fourth quarter of 2019, Weibo’s total net revenues were $468.1 million, a decrease of 3% compared to $481.9 million for the same period last year.

Advertising and marketing revenues for the fourth quarter of 2019 were $405.9 million, a decrease of 3% compared to $417.0 million for the same period last year. Advertising and marketing revenues from key accounts (“KAs”) and small & medium-sized enterprises (“SMEs”) were $368.1 million, a decrease of 5% compared to $385.5 million for the same period last year.

VAS revenues for the fourth quarter of 2019 were $62.2 million, a decrease of 4% year-over-year compared to $64.9 million for the same period last year.

Costs and expenses for the fourth quarter of 2019 totaled $317.4 million, an increase of 6% compared to $298.8 million for the same period last year. Non-GAAP costs and expenses were $299.2 million, an increase of 1% compared to $295.5 million for the same period last year.

Income from operations for the fourth quarter of 2019 was $150.7 million, compared to $183.0 million for the same period last year. Non-GAAP income from operations was $168.9 million, compared to $186.4 million for the same period last year.

Non-operating loss for the fourth quarter of 2019 was $25.1 million, compared to a loss of $1.9 million for the same period last year. Non-operating loss for the fourth quarter of 2019 mainly included (i) a $176.5 million net gain from fair value change of investments, which is excluded under non-GAAP measures; (ii) a $214.7 million impairment on the Company’s investment in Yixia Tech Co., Ltd., which is excluded under non-GAAP measures; (iii) a $13.3 million net interest and other income.

Income tax expenses were $31.1 million, compared to $14.9 million for the same period last year, largely attributable to the deferred tax charges recognized from the fair value change of investment in the fourth quarter of 2019.

Net income attributable to Weibo for the fourth quarter of 2019 was $95.1 million, compared to $166.5 million for the same period last year. Diluted net income per share attributable to Weibo for the fourth quarter of 2019 was $0.42, compared to $0.73 for the same period last year. Non-GAAP net income attributable to Weibo for the fourth quarter of 2019 was $176.5 million, compared to $183.6 million for the same period last year. Non-GAAP diluted net income per share attributable to Weibo for the fourth quarter of 2019 was $0.77, compared to $0.80 for the same period last year.

As of December 31, 2019, Weibo’s cash, cash equivalents and short-term investments totaled $2.40 billion. For the fourth quarter of 2019, cash provided by operating activities was $253.2 million, capital expenditures totaled $6.5 million, and depreciation and amortization expenses amounted to $6.5 million.

Fiscal Year 2019 Financial Results

For fiscal year 2019, Weibo’s total net revenues were $1.77 billion, an increase of 3% compared to $1.72 billion in 2018.

Advertising and marketing revenues for 2019 were $1.53 billion, an increase of 2% compared to $1.50 billion in 2018. Advertising and marketing revenues from KAs and SMEs were $1.43 billion, an increase of 4% compared to $1.38 billion for 2018.

VAS revenues for 2019 were $236.7 million, representing an increase of 8% compared to $219.3 million for 2018. The increase was mainly attributable to the revenues derived from the live streaming business acquired in the fourth quarter of 2018.

Costs and expenses for 2019 totaled $1.17 billion, compared to $1.11 billion for 2018. Non-GAAP costs and expenses were $1.10 billion, compared to $1.06 billion for 2018.

Income from operations for 2019 was $597.6 million, compared to $609.3 million for 2018. Non-GAAP income from operations was $662.2 million, at similar level compared to 2018.

Non-operating income for 2019 was $4.8 million, compared to a non-operating income of $59.6 million for 2018. Non-operating income in 2019 mainly included (i) a $207.4 million net gain from fair value change of investments, which is excluded under non-GAAP measures; (ii) a $249.9 million impairment on the Company’s certain investments, which is excluded under non-GAAP measures; (iii) a $46.7 million net interest and other income.

Income tax expenses were $109.6 million, compared to $96.2 million for 2018. The increase was primarily attributable to higher deferred tax charges recognized from fair value change of investment in 2019.

Net income attributable to Weibo for 2019 was $494.7 million, compared to $571.8 million for 2018. Diluted net income per share attributable to Weibo for 2019 was $2.18, compared to $2.52 for 2018. Non-GAAP net income attributable to Weibo for 2019 was $637.5 million, compared to $624.2 million for 2018. Non-GAAP diluted net income per share attributable to Weibo for 2019 was $2.78, compared to $2.73 for 2018.

Business Outlook

For the first quarter of 2020, Weibo’s business has been significantly impacted by the coronavirus outbreak in China. Due to the high uncertainty of the evolving situation, we have limited visibility on the full quarter revenue impact brought upon by the epidemic. Based on our current best estimate, Weibo anticipates its first quarter of 2020 net revenues to decrease by 15% to 20% year-over-year on a constant currency basis. This forecast reflects Weibo’s current and preliminary view, which is subject to change.

Conference Call

Weibo’s management team will host a conference call from 6AM — 7AM Eastern Time on February 26, 2020 (or 7 PM — 8 PM Beijing Time on February 26, 2020) to present an overview of the Company’s financial performance and business operations. A live webcast of the call will be available through the Company’s corporate website at http://ir.weibo.com.

The conference call can be accessed as follows:

US Toll Free:  +1 866-519-4004

Hong Kong Toll Free:  800-906-601

Mainland China Toll Free:  400-620-8038

International:  +65 6713-5090

Passcode for all regions:  9232549

A replay of the conference call will be available from 22:00 China Standard Time on February 26, 2020 to 20:59 China Standard Time on March 5, 2020. The dial-in number is +61 2-8199-0299. The passcode for the replay is 9232549.

Non-GAAP Financial Measures

This release contains the following non-GAAP financial measures: non-GAAP costs and expenses, non-GAAP income from operations, non-GAAP net income attributable to Weibo, non-GAAP diluted net income per share attributable to Weibo and adjusted EBITDA. These non-GAAP financial measures should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with U.S. GAAP.

The Company’s non-GAAP financial measures exclude stock-based compensation, amortization of intangible assets, goodwill and acquired intangibles impairment, net results of impairment on, gain/loss on sale of and fair value change of investments, non-GAAP to GAAP reconciling items on the share of equity method investments, non-GAAP to GAAP reconciling items for the income/loss attributable to non-controlling interests, provision for income tax related to the amortization of intangible assets and fair value change of investments (other non-GAAP to GAAP reconciling items have no tax effect), and amortization of convertible debt and senior notes issuance cost. Adjusted EBITDA excludes interest income, net, income tax expenses, and depreciation expenses.

The Company’s management uses these non-GAAP financial measures in their financial and operating decision-making, because management believes these measures reflect the Company’s ongoing operating performance in a manner that allows more meaningful period-to-period comparisons. The Company believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: (i) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and (ii) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gains (losses) and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

Use of non-GAAP financial measures has limitations. The Company’s non-GAAP financial measures do not include all income and expense items that affect the Company’s operations. They may not be comparable to non-GAAP financial measures used by other companies. Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures. Reconciliations of the Company’s non-GAAP financial measures to the nearest comparable GAAP measures are set forth in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results.”

About Weibo

Weibo is a leading social media for people to create, share and discover content online. Weibo combines the means of public self-expression in real time with a powerful platform for social interaction, content aggregation and content distribution. Any user can create and post a feed and attach multi-media and long-form content. User relationships on Weibo may be asymmetric; any user can follow any other user and add comments to a feed while reposting. This simple, asymmetric and distributed nature of Weibo allows an original feed to become a live viral conversation stream.

Weibo enables its advertising and marketing customers to promote their brands, products and services to users. Weibo offers a wide range of advertising and marketing solutions to companies of all sizes. The Company generates a substantial majority of its revenues from the sale of advertising and marketing services, including the sale of social display advertisement and promoted marketing offerings. Designed with a “mobile first” philosophy, Weibo displays content in a simple information feed format and offers native advertisement that conform to the information feed on our platform. To support the mobile format, we have developed and continuously refining our social interest graph recommendation engine, which enables our customers to perform people marketing and target audiences based on user demographics, social relationships, interests and behaviors, to achieve greater relevance, engagement and marketing effectiveness.

Safe Harbor Statement

This press release contains forward-looking statements that relate to, among other things, Weibo’s expected financial performance and strategic and operational plans (as described, without limitation, in the “Business Outlook” section and in quotations from management in this press release. Weibo may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology, such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, Weibo’s limited operating history in certain new businesses; failure to grow active user base and the level of user engagement; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on advertising and marketing sales for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products; failure to compete effectively for advertising and marketing spending; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; failure to compete successfully against new entrants and established industry competitors; changes in the macro-economic environment, including the depreciation of the Renminbi; and adverse changes in economic and political policies of the PRC government and its impact on the Chinese economy. Further information regarding these and other risks is included in Weibo’s annual report on Form 20-Fs and other filings with the SEC. All information provided in this press release is current as of the date hereof, and Weibo assumes no obligation to update such information, except as required under applicable law.

Contact:

Investor Relations

Weibo Corporation

Phone: +86 10 5898-3336

Email: ir@staff.weibo.com

WEIBO CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Three months ended			Twelve months ended
	December 31,		September 30,	December 31,
	2019	2018	2019	2019	2018

Net revenues:
Advertising and marketing	$405,921	$417,016	$412,489	$1,530,211	$1,499,180
Value-added service	62,227	64,859	55,264	236,703	219,338
Net revenues	468,148	481,875	467,753	1,766,914	1,718,518

Costs and expenses:
Cost of revenues (1)	90,566	82,940	73,471	328,826	277,648
Sales and marketing (1)	123,372	140,525	129,411	465,339	527,424
Product development (1)	75,187	62,515	69,036	284,444	249,873
General and administrative (1)	28,286	12,865	23,323	90,721	43,755
Goodwill and acquired intangibles impairment	—	—	—	—	10,554
Total costs and expenses	317,411	298,845	295,241	1,169,330	1,109,254
Income from operations	150,737	183,030	172,512	597,584	609,264

Non-operating income (loss):

Impairment on, gain/loss on sale of and fair value change of investments, net	(38,372)	(12,936)	644	(41,885)	15,713
Interest and other income , net	13,253	11,038	4,665	46,698	43,865
	(25,119)	(1,898)	5,309	4,813	59,578

Income before income tax expenses	125,618	181,132	177,821	602,397	668,842
Income tax expenses	(31,056)	(14,895)	(31,362)	(109,564)	(96,222)

Net income	94,562	166,237	146,459	492,833	572,620

Less: Net income (loss) attributable to non-controlling interests	(506)	(270)	290	(1,842)	797

Net income attributable to Weibo	$95,068	$166,507	$146,169	$494,675	$571,823

Basic net income per share attributable to Weibo	$0.42	$0.74	$0.65	$2.19	$2.56
Diluted net income per share attributable to Weibo	$0.42	$0.73	$0.64	$2.18	$2.52

Shares used in computing basic net income per share attributable to Weibo	226,000	224,479	225,610	225,452	223,751
Shares used in computing diluted net income per share attributable to Weibo	226,844	232,558	233,126	226,412	232,683

(1) Stock-based compensation in each category:
Cost of revenues	$1,488	$(618)	$1,533	$5,251	$3,522
Sales and marketing	2,761	(1,205)	2,899	9,828	6,837
Product development	8,124	2,243	7,828	28,628	21,187
General and administrative	4,990	1,975	4,637	17,582	9,465

WEIBO CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	December 31,	December 31,
	2019	2018

Assets
Current assets:
Cash and cash equivalents	$1,452,985	$1,234,596
Short-term investments	951,235	591,269
Accounts receivable, net	422,225	369,093
Prepaid expenses and other current assets	424,905	168,821
Amount due from SINA(1)	384,828	105,319
Current assets subtotal	3,636,178	2,469,098

Property and equipment, net	46,729	45,623
Goodwill and intangible assets, net	46,513	50,449
Long-term investments	1,027,459	694,586
Other assets(2)	47,307	14,926
Total assets	$4,804,186	$3,274,682

Liabilities and Shareholders’ Equity
Liabilities:
Current liabilities:
Accounts payable	$126,247	$123,730
Accrued expenses and other current liabilities(2)	465,580	317,437
Deferred revenues	108,783	99,994
Income tax payable	100,245	88,683
Current liabilities subtotal	800,855	629,844

Long-term liabilities:
Convertible debt	888,266	884,123
Senior notes	793,985	—
Other long-term liabilities(2)	39,261	12,577
Total liabilities	2,522,367	1,526,544

Shareholders’ equity :
Weibo shareholders’ equity	2,283,267	1,745,459
Non-controlling interests	(1,448)	2,679
Total shareholders’ equity	2,281,819	1,748,138

Total liabilities and shareholders’ equity	$4,804,186	$3,274,682

(1) Included short-term loans to SINA of $236.6 million as of  December 31, 2019 and $43.6 million as of December 31, 2018.

(2) The Company adopted the new leasing guidance (ASU 2016-2) started from January 1, 2019, which requires that a lessee recognize the assets and liabilities that arise from operating leases. The Company recognized a right-of-use asset and a liability relating to lease payments (the Lease Liability) in the statements of financial position for lease contracts having terms beyond 12 months period. The adoption of new leasing guidance resulted in recognition of $9.7 million of right-of-use asset and a total of $10.0 million of leasing liability as of December 31, 2019.

WEIBO CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(In thousands, except per share data)

	Three months ended
	December 31, 2019					December 31, 2018						September 30, 2019
				Non-GAAP						Non-GAAP						Non-GAAP
	Actual	Adjustments		Results		Actual		Adjustments		Results		Actual		Adjustments		Results

Advertising and marketing	$405,921			$405,921		$417,016				$417,016		$412,489				$412,489
Value-added service	62,227			62,227		64,859				64,859		55,264				55,264
Net revenues	$468,148			$468,148		$481,875				$481,875		$467,753				$467,753

		(17,363	)(a)					(2,395	)(a)					(16,897	)(a)
		(821	)(b)					(925	)(b)					(825	)(b)
Total costs and expenses	$317,411	$(18,184)		$299,227		$298,845		$(3,320)		$295,525		$295,241		$(17,722)		$277,519

		17,363	(a)					2,395	(a)					16,897	(a)
		821	(b)					925	(b)					825	(b)
Income from operations	$150,737	$18,184		$168,921		$183,030		$3,320		$186,350		$172,512		$17,722		$190,234

		17,363	(a)											16,897	(a)
		821	(b)					2,395	(a)					825	(b)
		38,372	(d)					925	(b)					(644	)(d)
		2,118	(e)					12,936	(d)					11,596	(e)
		6	(f)					(64	)(f)					(21	)(f)
		21,354	(g)					(145	)(g)					(122	)(g)
		1,371	(h)					1,035	(h)					1,360	(h)
Net income attributable to Weibo	$95,068	$81,405		$176,473		$166,507		$17,082		$183,589		$146,169		$29,891		$176,060

Diluted net income per share attributable to Weibo	$0.42			$0.77	*	$0.73	*			$0.80	*	$0.64	*			$0.77	*

Shares used in computing diluted net income per share attributable to Weibo	226,844	6,753	(i)	233,597		232,558				232,558		233,126				233,126

Adjusted EBITDA:

Non-GAAP net income attributable to Weibo				$176,473						$183,589						$176,060
Interest income,net				(13,652)						(11,476)						(16,785)
Income tax expenses				9,702						15,040						31,484
Depreciation expenses				5,719						4,915						5,503
Adjusted EBITDA				$178,242						$192,068						$196,262

WEIBO CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(In thousands, except per share data)

	Twelve months ended
	December 31, 2019					December 31, 2018
				Non-GAAP						Non-GAAP
	Actual	Adjustments		Results		Actual		Adjustments		Results

Advertising and marketing	$1,530,211			$1,530,211		$1,499,180				$1,499,180
Value-added service	236,703			236,703		219,338				219,338
Net revenues	$1,766,914			$1,766,914		$1,718,518				$1,718,518

								(41,011	)(a)
		(61,289	)(a)					(1,348	)(b)
		(3,355	)(b)					(10,554	)(c)
Total costs and expenses	$1,169,330	$(64,644)		$1,104,686		$1,109,254		$(52,913)		$1,056,341

								41,011	(a)
		61,289	(a)					1,348	(b)
		3,355	(b)					10,554	(c)
Income from operations	$597,584	$64,644		$662,228		$609,264		$52,913		$662,177

		61,289	(a)					41,011	(a)
		3,355	(b)					1,348	(b)
		41,885	(d)					10,554	(c)
		12,143	(e)					(15,713	)(d)
		(1,648	)(f)					1,655	(f)
		20,979	(g)					9,354	(g)
		4,803	(h)					4,140	(h)
Net income attributable to Weibo	$494,675	$142,806		$637,481		$571,823		$52,349		$624,172

Diluted net income per share attributable to Weibo	$2.18			$2.78	*	$2.52	*			$2.73	*

Shares used in computing diluted net income per share attributable to Weibo	226,412	6,753	(i)	233,165		232,683				232,683

Adjusted EBITDA:

Non-GAAP net income attributable to Weibo				$637,481						$624,172
Interest income, net				(60,293)						(46,722)
Income tax expenses				88,585						86,868
Depreciation expenses				22,418						18,499
Adjusted EBITDA				$688,191						$682,817

(a)	To exclude stock-based compensation.
(b)	To exclude amortization of intangible assets.
(c)	To exclude goodwill and acquired intangibles impairment.
(d)	To exclude net results of impairment on, gain/loss on sale of and fair value change of investments.
(e)	To exclude the non-GAAP to GAAP reconciling items on the share of equity method investments.
(f)	To exclude non-GAAP to GAAP reconciling items for the income/loss attributable to non-controlling interests.
(g)	To exclude the provision for income tax related to item (b) and (d). Other non-GAAP to GAAP reconciling items have no income tax effect.
The Company considered the tax implication arising from the reconciliation items and part of these items recorded in entities in tax free jurisdictions were without relevant tax implications.
For impairment on investments, valuation allowances were made for those differences the Company does not expect they can be realized in the foreseeable future.
(h)	To exclude the amortization of convertible debt and senior notes issuance cost.
(i)	To adjust the number of shares for dilution resulted from convertible debt which were anti-dilutive under GAAP measures.

*	Net income attributable to Weibo is adjusted for interest expense of convertible debt for calculating diluted EPS.

WEIBO CORPORATION

UNAUDITED ADDITIONAL INFORMATION

(In thousands)

	Three months ended			Twelve months ended
	December 31,		September 30,	December 31,
	2019	2018	2019	2019	2018

Net revenues
Advertising and marketing
Key accounts and small & medium-sized enterprises	$368,061	$385,464	$393,331	$1,432,439	$1,381,484
Alibaba	37,860	31,552	19,158	97,772	117,696
Subtotal	405,921	417,016	412,489	1,530,211	1,499,180

Value-added service	62,227	64,859	55,264	236,703	219,338
	$468,148	$481,875	$467,753	$1,766,914	$1,718,518